FILE No.
82-3874

RECEIVED
2006 SEP 15 A 8:
ICE OF INTERNATIC
CORPORATE FINANC

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

06016855

SEPTEMBER 7, 2006

News Release: 06

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

SUPPL

Surface Sampling Includes 586 g/t Silver and 4.06 g/t Gold at Manson Creek's Gillman – Silver Dollar Property

Manson Creek Resources Ltd. ('Manson Creek") is pleased to provide an exploration update for the Gillman – Silver Dollar property, located 45 kilometers southeast of Revelstoke, British Columbia.

Prospecting and geological mapping, focusing on the Gillman and Silver Dollar mineral occurrence areas, was completed in July in conjunction with the drill road construction on the nearby Meridian claim group. The program furthered the understanding of the style, size, and extent of the mineralization exposed at surface.

The Silver Dollar mineral occurrence is comprised of at least two quartz veins / silicified zones that range from 0.20 meters to over 3.0 meters in width. The zones, located in an area of thick overburden, are intermittently exposed over a strike length of 280 meters. The sub parallel zones occur within 20 meters of each other and are generally parallel to the Camborne Fault.

Three existing trenches, Alpine, North, and South, were sampled during the program. Samples were collected from outcrops within the trenches developed along a 280 meter strike length of the Silver Dollar veins. Results from the trenches are summarized in Table 1.

Table 1: Silver Dollar Summary

Sample No.	Gold Grams per Tonne (Au g/t)	Silver Grams per Tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Copper % (Cu)	Sample Type and Description
315406 Alpine Trench	4.68	119.00	1.06	2.84	0.20	Grab sample of 2 meter (m) wide mineralized quartz vein
315407 Alpine Trench	1.85	12.70	0.04	0.02	0.01	Grab sample of margin of 1 m wide quartz vein containing abundant graphitic lamina
315408 South Trench	4.06	586.00	7.23	17.30	0.84	Grab sample of 1.3 m quartz vein containing semi-massive sulphides
315409 South Trench	1.80	52.40	0.15	15.20	0.24	Grab sample of 1.3 m quartz vein containing semi massive sulphides
315410 South Trench	0.41	11.70	0.14	0.19	0.01	Grab sample of 3 m silicified zone with fine graphitic lamina
315411 North Trench	4.94	73.50	0.23	13.85	0.06	Grab sample of 3 m silicified zone with fine graphitic lamina and pyrite
315412 North Trench	0.55	490.00	11.50	0.03	0.02	Grab sample of 0.20 m massive sulphide zone within 3 m silicified zone

9/15

The high grade Gillman mineral occurrence is a 0.3 to 3.0 meter wide quartz vein partially exposed over 80 meters before it is obscured by the abundant surface cover in the area. The Gillman vein is sub parallel to the Camborne fault zone.

Manson Creek personnel sampled a two meter wide exposure of the Gillman vein with two, contiguous, one meter wide chip samples and several grab samples, the results are summarized in Table 2.

Table 2: Gillman Summary

Sample No.	Gold Grams per Tonne (Au g/t)	Silver Grams per Tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Copper % (Cu)	Sample Type and Description
315401	13.15	43.70	1.19	0.86	0.08	Grab sample of 0.30 m vein 80 m south of main Gillman Showing
315402	66.60	41.80	0.31	0.18	0.12	Grab sample of trenched Gillman vein
315403 *	0.19	6.30	0.17	0.38	0.04	1 m continuous chip sample
315404 *	8.11	14.90	0.11	0.46	0.08	1 m continuous chip sample
315405	2.89	7.90	0.05	0.06	0.02	Grab sample of Gillman Vein

* Samples 315403 and 315404 are continuous 1 meter chip samples, east to west, across 2 meter interval of Gillman Vein

The mineralization identified to date on the Gillman – Silver Dollar claim block appears to be related to a several hundred meter wide zone paralleling the regional Camborne fault. Each of the mineralized occurrences observed to date on the claim block occur within this corridor. Each occurrence is comprised of one or more mineralized zones all parallel to the regionally extensive Camborne fault which hosts over 86 mineralized occurrences and bisects the Gillman – Silver Dollar claim block.

Historic sampling of one of the Silver Dollar veins is reported to have returned assays of 1,643.3 grams/tonne (g/t) silver, 22.97% lead, and 16.82% zinc on a six tonne bulk sample. Sampling of the Gillman vein is reported to have returned an historical assay of 62.0 g/t gold, 62.0 g/t silver, 2.2% lead, and 2.3% zinc on a one tonne sample.

A program of additional geological mapping and sampling on the Gillman – Silver Dollar property was completed in mid-August. Results from the sampling program will be released upon receipt and interpretation by Manson Creek. Structural mapping, subject to personnel availability, is planned for September with the objective of advancing the property to a drill ready stage by 2007.

All assay work was performed by ICP at ALS-Chemex Labs of Vancouver, with gold done using standard fire assay methods. All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.
Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **SEPTEMBER 7, 2006**

News Release: 06-15 Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Surface Sampling Includes 586 g/t Silver and 4.06 g/t Gold at Manson Creek's Gillman – Silver Dollar Property

Manson Creek Resources Ltd. ('Manson Creek") is pleased to provide an exploration update for the Gillman – Silver Dollar property, located 45 kilometers southeast of Revelstoke, British Columbia.

Prospecting and geological mapping, focusing on the Gillman and Silver Dollar mineral occurrence areas, was completed in July in conjunction with the drill road construction on the nearby Meridian claim group. The program furthered the understanding of the style, size, and extent of the mineralization exposed at surface.

The Silver Dollar mineral occurrence is comprised of at least two quartz veins / silicified zones that range from 0.20 meters to over 3.0 meters in width. The zones, located in an area of thick overburden, are intermittently exposed over a strike length of 280 meters. The sub parallel zones occur within 20 meters of each other and are generally parallel to the Camborne Fault.

Three existing trenches, Alpine, North, and South, were sampled during the program. Samples were collected from outcrops within the trenches developed along a 280 meter strike length of the Silver Dollar veins. Results from the trenches are summarized in Table 1.

Table 1: Silver Dollar Summary

Sample No.	Gold Grams per Tonne (Au g/t)	Silver Grams per Tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Copper % (Cu)	Sample Type and Description
315406 Alpine Trench	4.68	119.00	1.06	2.84	0.20	Grab sample of 2 meter (m) wide mineralized quartz vein
315407 Alpine Trench	1.85	12.70	0.04	0.02	0.01	Grab sample of margin of 1 m wide quartz vein containing abundant graphitic lamina
315408 South Trench	4.06	586.00	7.23	17.30	0.84	Grab sample of 1.3 m quartz vein containing semi-massive sulphides
315409 South Trench	1.80	52.40	0.15	15.20	0.24	Grab sample of 1.3 m quartz vein containing semi massive sulphides
315410 South Trench	0.41	11.70	0.14	0.19	0.01	Grab sample of 3 m silicified zone with fine graphitic lamina
315411 North Trench	4.94	73.50	0.23	13.85	0.06	Grab sample of 3 m silicified zone with fine graphitic lamina and pyrite
315412 North Trench	0.55	490.00	11.50	0.03	0.02	Grab sample of 0.20 m massive sulphide zone within 3 m silicified zone

The high grade Gillman mineral occurrence is a 0.3 to 3.0 meter wide quartz vein partially exposed over 80 meters before it is obscured by the abundant surface cover in the area. The Gillman vein is sub parallel to the Camborne fault zone.

Manson Creek personnel sampled a two meter wide exposure of the Gillman vein with two, contiguous, one meter wide chip samples and several grab samples, the results are summarized in Table 2.

Table 2: Gillman Summary

Sample No.	Gold Grams per Tonne (Au g/t)	Silver Grams per Tonne (Ag g/t)	Lead % (Pb)	Zinc % (Zn)	Copper % (Cu)	Sample Type and Description
315401	13.15	43.70	1.19	0.86	0.08	Grab sample of 0.30 m vein 80 m south of main Gillman Showing
315402	66.60	41.80	0.31	0.18	0.12	Grab sample of trenched Gillman vein
315403 *	0.19	6.30	0.17	0.38	0.04	1 m continuous chip sample
315404 *	8.11	14.90	0.11	0.46	0.08	1 m continuous chip sample
315405	2.89	7.90	0.05	0.06	0.02	Grab sample of Gillman Vein

* Samples 315403 and 315404 are continuous 1 meter chip samples, east to west, across 2 meter interval of Gillman Vein

The mineralization identified to date on the Gillman – Silver Dollar claim block appears to be related to a several hundred meter wide zone paralleling the regional Camborne fault. Each of the mineralized occurrences observed to date on the claim block occur within this corridor. Each occurrence is comprised of one or more mineralized zones all parallel to the regionally extensive Camborne fault which hosts over 86 mineralized occurrences and bisects the Gillman – Silver Dollar claim block.

Historic sampling of one of the Silver Dollar veins is reported to have returned assays of 1,643.3 grams/tonne (g/t) silver, 22.97% lead, and 16.82% zinc on a six tonne bulk sample. Sampling of the Gillman vein is reported to have returned an historical assay of 62.0 g/t gold, 62.0 g/t silver, 2.2% lead, and 2.3% zinc on a one tonne sample.

A program of additional geological mapping and sampling on the Gillman – Silver Dollar property was completed in mid-August. Results from the sampling program will be released upon receipt and interpretation by Manson Creek. Structural mapping, subject to personnel availability, is planned for September with the objective of advancing the property to a drill ready stage by 2007.

All assay work was performed by ICP at ALS-Chemex Labs of Vancouver, with gold done using standard fire assay methods. All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P.Geol.
President and Director